FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            As of September 14, 2006

                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)

                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F __X__ Form 40-F______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
                              Yes ______ No __X__

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the sale of a participation in Dalmine Energie to E.ON.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 14, 2006


Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

            Tenaris to Sell Participation in Dalmine Energie to E.ON



    LUXEMBOURG--(BUSINESS WIRE)--Sept. 13, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BVM:TS) (BI:TEN) announced today that it has signed a letter of intent with E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG, for the sale to E.ON of a 75% interest in Dalmine Energie, Tenaris's Italian energy supply business, for a purchase price of approximately EUR39 million (approximately US$50 million), subject to adjustments. The purchase price reflects an enterprise valuation for Dalmine Energie of approximately EUR72 million (approximately US$92 million). The transaction, which is subject to negotiation and execution of definitive documentation, clearance by the applicable competition authorities and customary due diligence conditions, is expected to close before the end of 2006.

    Dalmine Energie began operations in 2000 following the partial deregulation of the Italian energy sector and initially supplied electricity to Tenaris's Dalmine seamless pipe mill and to other users in the north of Italy. Since then, it has grown rapidly and become a leading supplier of electric energy and natural gas to the Italian industrial and commercial market with sales (including sales to Tenaris) of approximately 3.0 TWh of electricity and almost 1.1 billion cubic meters of natural gas.

    Tenaris is the leading global manufacturer and supplier of tubular products and services used in the drilling, completion and production of oil and gas and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications.


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com